UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2024

Commission File Number: 001-38607

ENDAVA PLC

(Name of Registrant)

125 Old Broad Street

London EC2N 1AR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Annual General Meeting

On November 12, 2024, Endava plc (the “Company”) distributed a notice of annual general meeting to be held at the offices of Cooley (UK) LLP at 22 Bishopsgate, London EC2N 4BQ on December 12, 2024 at 2:30 p.m. London Time (9:30 a.m. EST) (the “AGM”), a form of proxy and its annual report and accounts for the year ended June 30, 2024 (the “UK Annual Report”) to the holders of the Company’s ordinary shares as of November 8, 2024. The notice of AGM and form of proxy are furnished hereto as Exhibits 99.1 and 99.2, respectively.

On or about November 12, 2024, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing notice materials and voting cards to ADS holders to enable ADS holders of record as of November 6, 2024 to instruct the Depositary to vote the ordinary shares represented by their ADSs. Copies of the Depositary’s notice to ADS holders and the Depositary’s voting instructions to ADS holders are furnished hereto as Exhibits 99.3 and 99.4, respectively.

The UK Annual Report and other materials related to the AGM are posted on the investor relations section of the Company’s website at https://investors.endava.com/financials /AGM.

The information contained in this Form 6-K, including Exhibits 99.1, 99.2, 99.3 and 99.4, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

EXHIBIT LIST

Exhibit	Description

99.1	Notice of Annual General Meeting

99.2	Form of Proxy

99.3	Depositary’s Notice of Annual General Meeting

99.4	2024 Voting Instructions for Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: November 12, 2024	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer